Exhibit 99.1

Castor Maritime Inc. reports $15.5 Million Net income for the Three Months Ended September 30, 2021, and $23.1 Million Net income for the Nine Months Ended September 30, 2021
Limassol, Cyprus, November 8, 2021 – Castor Maritime Inc. (NASDAQ: CTRM), (“Castor” or the “Company”), a diversified global shipping company, today announced its results for the three and nine months ended September 30, 2021.
Highlights of the Third Quarter Ended September 30, 2021:
◾	Revenues, net: $43.3 million for the three months ended September 30, 2021, as compared to $2.8 million for the three months ended September 30, 2020;
◾	Net income/loss: Net income of $15.5 million for the three months ended September 30, 2021, as compared to net loss of $0.6 million for the three months ended September 30, 2020;
◾	Earnings/Loss per common share(1): $0.16 earnings per share for the three months ended September 30, 2021, as compared to loss per share of $0.05 for the three months ended September 30, 2020;
◾	EBITDA(2): $21.2 million for the three months ended September 30, 2021, as compared to $0.1 million for the three months ended September 30, 2020;
◾	Cash and restricted cash of $42.4 million as of September 30, 2021, as compared to $9.4 million as of December 31, 2020;
◾
During the third quarter of 2021 and as of the date of this press release, we have taken successful delivery of four vessels consisting of one Kamsarmax and three Panamax dry bulk carriers. As a result, Castor currently owns a diversified fleet of 27 vessels with an aggregate capacity of 2.3 million dwt, having more than quadrupled the number of the vessels it owns since December 31, 2020.

Earnings Highlights of the Nine Months Ended September 30, 2021:
◾	Revenues, net: $72.0 million for the nine months ended September 30, 2021, as compared to $8.1 million for the nine months ended September 30, 2020;
◾	Net income/loss: Net income of $23.1 million for the nine months ended September 30, 2021, as compared to net loss of $1.0 million for the nine months ended September 30, 2020;

◾	Earnings/Loss per common share (1): $0.29 earnings per share for the nine months ended September 30, 2021, as compared to loss per share of $0.21 for the nine months ended September 30, 2020; and
◾	EBITDA(2): $33.8 million for the nine months ended September 30, 2021, as compared to $2.1 million for the nine months ended September 30, 2020.
(1)          All share and per share amounts disclosed throughout this press release and in the financial information presented in Appendix B have been retroactively updated to reflect the one-for-ten (1-for-10) reverse stock split effected on May 28, 2021, unless otherwise indicated.
(2)          EBITDA is not a recognized measure under United States generally accepted accounting principles (“U.S. GAAP”). Please refer to Appendix B for the definition and reconciliation of this measure to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Management Commentary:
Mr. Petros Panagiotidis, Chief Executive Officer of Castor commented:
“We have completed all the acquisitions that we have announced since the beginning of 2021, and we are pleased with the solidity of our balance sheet following our expansion to date. The cash flow generation in the third quarter was robust and we have been able to fix a number of our vessels at attractive rates with our fleet utilization continuing at high levels.
The demand for dry bulk tonnage remains healthy and the newbuilding orderbook stands at a historically low level. We will continue to look for opportunities in the shipping space taking advantage of our strong capital position.”
Earnings Commentary:
Third Quarter ended September 30, 2021, and 2020 Results
Vessel revenues, net of charterers’ commissions, for the three months ended September 30, 2021, increased to $43.3 million from $2.8 million in the same period of 2020. This increase was largely driven by the increase in our Available Days (defined below) from 330 in the three months ended September 30, 2020, to 2,189 in the three months ended September 30, 2021, following the acquisition and delivery to our fleet of 22 vessels since September 30, 2020. The increase in vessel revenues during the three months ended September 30, 2021, as compared with the same period of 2020 was further underpinned by the healthy dry bulk shipping market resulting in a Daily TCE Rate (1) (as defined below) for the vessels of our fleet of more than double as compared to the same period a year ago.
The increase in operating expenses by $11.3 million, from $1.8 million in the three months ended September 30, 2020 to $13.1 million in the same period of 2021, as well as the increase in vessels’ depreciation costs by $4.0 million, from $0.4 million in the three months ended September 30, 2020 to $4.4 million in the same period of 2021, mainly reflect the increase in our Ownership Days following the expansion of our fleet.
Management fees in the three months ended September 30, 2021, amounted to $2.1 million, whereas, in the same period of 2020 management fees totalled $0.2 million. This increase in management fees is primarily due to the substantial increase in our Ownership Days for which our managers charge us with a daily management fee, following the acquisitions discussed above. Effective September 1, 2020, the daily management fee for the technical management of our fleet by Pavimar S.A. was increased from $500 to $600 per vessel, and the daily management fee for the commercial and administrative management of our fleet by Castor Ships S.A. was set to $250 per vessel.

General and administrative expenses in the three months ended September 30, 2021, amounted to $0.6 million, whereas, in the same period of 2020 general and administrative expenses totalled $0.3 million. This increase stemmed from incurred legal and other corporate fees primarily related to the growth of our company and the $0.3 million quarterly flat fee we pay Castor Ships S.A. with effect from September 1, 2020.
During the three months ended September 30, 2021, we incurred net interest costs and finance costs amounting to $0.9 million compared to $0.3 million during the same period in 2020. The increase is mainly due to the higher level of weighted average indebtedness we had during the three months ended September 30, 2021, as compared with the same period of 2020.
(1)          Daily TCE Rate is not a recognized measure under U.S. GAAP. Please refer to Appendix B of this press release for the definition and reconciliation of this measure to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.
Recent Financial and Business Developments Commentary:
Vessel acquisitions update
During the third quarter of 2021 and as of the date of this earnings press release, we have taken delivery of four vessels, aggregating to 21 completed vessel acquisitions since the beginning of this year.
Details and delivery information of our completed acquisitions within the third quarter of 2021 and as of the date of this press release are as follows:
Vessel Name	Vessel Type	DWT	Year Built	Country of Construction	Purchase Price (in million)	Delivery Date in 2021
Dry Bulk Carriers
Magic Pluto	Panamax	74,940	2013	Japan	$19.06	6 August
Magic Perseus	Kamsarmax	82,158	2013	Japan	$21.00	9 August
Magic Mars	Panamax	76,822	2014	Korea	$20.40 (1)	20 September
Magic Phoenix	Panamax	76,636	2008	Japan	$18.75	26 October
(1)          The Magic Mars purchase agreement contained a price adjustment mechanism dependent of the delivery date of the vessel, pursuant to which, its original purchase price was reduced from $21.00 million to $20.40 million.
Repayment of related party debt
On September 3, 2021, at its extended maturity, we repaid in full $5.0 million of outstanding indebtedness and $0.6 million of accrued interest owed to Thalassa Investment Co. S.A., or Thalassa, an entity affiliated with our CEO (the “Thalassa Loan”). The Thalassa Loan was advanced to Castor in September 2019 for the purpose of partly financing the acquisition of the Magic Sun.
Equity update
In connection with our ongoing at-the-market common stock offering program (“ATM Program”), from June 15, 2021, and as of September 30, 2021, we had raised net proceeds of $12.4 million by issuing and selling 4,654,240 common shares, after commissions paid to our sales agent of $0.3 million, at an average price per share of $2.76.

As of November 4, 2021, we had issued and outstanding 94,610,088 common shares.
Between October 1, 2021, and November 4, 2021, no sales of common shares have taken place under the ATM Program, and there have been no subsequent warrant exercises under our currently effective warrant schemes.
New Financing
On October 19, 2021, through two of our ship-owning subsidiaries owning the Magic Rainbow and the Magic Phoenix, we entered into a binding term sheet with a financial institution for a term loan facility of $23.15 million. The facility is expected to be executed and drawn within this year, subject to customary closing conditions and execution of definitive documentation.
Series A Preferred Shares update
On November 8, 2021, pursuant to a decision approved by our Board of Directors, we served a notice of redemption to our holders of the 480,000 Series A Preferred Shares, constituting all of the issued and outstanding Series A Preferred Shares (the “Notice”). Based on the amended and restated statement of designations of Castor dated October 10, 2019, and according to the Notice, the holders of the Series A Preferred Holders will receive a cash redemption having a value of $30.00 per Series A Preferred Share not more than 30 days after the serving of the Notice.
Cash Flow update
Our consolidated cash position as of September 30, 2021, increased by $33.0 million, to $42.4 million, in relation to our cash position on December 31, 2020. During the nine months period ended September 30, 2021, our cash position improved mainly as a result of: (i) $28.5 million of  operating cash flows generated during the nine months ended September 30, 2021, (ii) $157.0 million of net cash proceeds pursuant to the three registered direct offerings of an aggregate 42,405,770 common shares and the concurrent private placement of an equivalent aggregate number of warrants on January 5, January 12 and April 7, 2021, (iii) proceeds of approximately $83.4 million resulting from subsequent exercises of approximately 34.4 million warrants pursuant to the June 2020, July 2020 and the January 2021 equity offerings, that resulted in the issuance of an equal number of common shares, (iv) net cash inflows of approximately $72.5 million following our entry into three secured loan facilities in January, April and July of 2021, and (v) $12.5 million of net cash proceeds pursuant to common stock sales under our effective ATM Program. We used $312.5 million of the net cash flows generated during the nine-month period ended September 30, 2021, from our operations, equity and debt financings to fund the growth of our fleet and for general corporate purposes, whereas, $8.4 million were used for scheduled principal repayments on our then existing debt.
As of September 30, 2021, our total debt, gross of unamortized deferred loan fees, was $84.0 million of which $11.9 million was repayable within one year, as compared to $18.5 million of gross total debt as of December 31, 2020.
New employment agreements
On November 5, 2021, the Magic Sun was fixed on a time charter contract at a gross daily charter rate of $26,250 plus a one-time gross ballast bonus of $1,085,000 or at a gross daily charter rate of $26,400 plus a one-time gross ballast bonus of $1,120,000, depending on the redelivery area to be declared by the charterer. The charter is expected to commence on or around November 28, 2021 and will have a duration of about 65 days.

On November 5, 2021, the Magic Thunder commenced a time charter contract at a gross daily charter rate equal to 100% of the average of Baltic Panamax Index (BPI) 5TC routes. The charter has a minimum duration of eleven months and a maximum duration of fourteen months at the charterer’s option.
On November 1, 2021, the Magic P commenced a time charter contract at a gross daily charter rate of $27,500. The charter has a minimum duration of six months and a maximum duration of about eight months, at the charterer’s option.
On November 1, 2021, the Magic Perseus was fixed on a time charter contract at a gross daily charter rate equal to 100% of the average of Baltic Panamax Index 5TC routes. The charter is expected to commence on or around November 14, 2021 and will have a minimum duration of eleven months and a maximum duration of fourteen months at the charterer’s option.
Fleet Employment Status (as of November 5, 2021)
During the three months ended September 30, 2021, we operated on average 24.3 vessels earning a Daily TCE Rate of $16,913 as compared to an average 3.6 vessels earning a Daily TCE Rate of $7,273 during the same period in 2020.
Our current employment profile is presented below.
Vessel Name	Type/ Country of Construction	DWT	Year Built	Type of Employment	Daily Gross Charter Rate	Estimated Redelivery Date
						Earliest	Latest
Magic Orion	Capesize dry bulk carrier / Japan	180,200	2006	TC (1) trip	$73,000	Nov-21	Νοv-21
Magic Venus	Kamsarmax dry bulk carrier / Japan	83,416	2010	TC trip	$38,000	Dec-21	Dec-21
Magic Thunder	Kamsarmax dry bulk carrier / Japan	83,375	2011	TC period	100% of BPI5TC	Oct-22	Jan-23
Magic Argo	Kamsarmax dry bulk carrier / Japan	82,338	2009	TC trip	$33,500	Jan-22	Jan-22
Magic Perseus	Kamsarmax dry bulk carrier / Japan	82,158	2013	TC trip	$35,000 (2)	Νοv-21	Νοv-21
Magic Starlight	Kamsarmax dry bulk carrier / China	81,048	2015	TC period	114% of BPI4TC	Sep-22	Mar-23
Magic Twilight	Kamsarmax dry bulk carrier / Korea	80,283	2010	TC period	$21,000	Νοv-21	Jan-22
Magic Nebula	Kamsarmax dry bulk carrier / Korea	80,281	2010	TC period	$31,750	Μar-22	Μay-22
Magic Nova	Panamax dry bulk carrier / Japan	78,833	2010	TC trip	$32,000 plus $1,300,000 Ballast Bonus	Νοv-21	Νοv-21
Magic Mars	Panamax dry bulk carrier / Korea	76,822	2014	TC trip	$34,600	Νοv-21	Νοv-21
Magic Phoenix	Panamax dry bulk carrier / Japan	76,636	2008	TC period	102% of BPI4TC	Sep-22	Dec-22
Magic Horizon	Panamax dry bulk carrier / Japan	76,619	2010	TC period	$11,000	Αug-21	Dec-21
Magic Moon	Panamax dry bulk carrier / Japan	76,602	2005	TC trip	$30,250	Dec-21	Dec-21
Magic P	Panamax dry bulk carrier / Japan	76,453	2004	TC period	$27,500	Apr-22	Jul-22
Magic Sun	Panamax dry bulk carrier / Korea	75,311	2001	TC trip	$26,250 plus $1,085,000 Ballast Bonus (3)	Jan-22	Feb-22
Magic Vela	Panamax dry bulk carrier / China	75,003	2011	Unfixed	N/A	N/A	N/A

Magic Eclipse	Panamax dry bulk carrier / Japan	74,940	2011	TC period	$28,500	Αpr-22	Jul-22
Magic Pluto	Panamax dry bulk carrier / Japan	74,940	2013	TC period	$11,650	Nov-21	Dec-21
Magic Rainbow	Panamax dry bulk carrier / China	73,593	2007	TC period	$25,000	Jan-22	Μar-22
Wonder Polaris	Aframax / LR2 tanker / Korea	115,341	2005	TC period	$15,000 plus profit sharing	Feb-22	Feb-23
Wonder Sirius	Aframax / LR2 tanker / Korea	115,341	2005	TC period	$15,000 plus profit sharing	Feb-22	Feb-23
Wonder Musica	Aframax / LR2 tanker / Korea	106,290	2004	Voyage	$10,100 (4)	16-Nov-21 (5)	N/A
Wonder Avior	Aframax / LR2 tanker / Korea	106,162	2004	Voyage	$4,333 (4)	9-Dec-21 (5)	N/A
Wonder Arcturus	Aframax / LR2 tanker / Korea	106,149	2002	Voyage	$6,300 (4)	9-Nov-21 (5)	N/A
Wonder Vega	Aframax tanker / Korea	106,062	2005	Tanker Pool (6)	N/A	N/A	N/A
Wonder Mimosa	Handysize tanker / Korea	37,620	2006	Tanker Pool (7)	N/A	N/A	N/A
Wonder Formosa	Handysize tanker / Korea	37,562	2006	Tanker Pool (7)	N/A	N/A	N/A

(1)	TC stands for time charter.
(2)
Upon completion of current time charter trip, estimated within November, the vessel has been fixed on a time charter contract at a gross daily charter rate equal to 100% of the average of Baltic Panamax Index 5TC routes, with a minimum duration of 11 months and a maximum duration of 14 months, at the charterer’s option.

(3)
Estimated delivery on or around November 28, 2021. The daily gross charter rate can be adjusted to $26,400 (retrospectively from the date of delivery) plus a one-time gross ballast bonus of $1,120,000 depending on the redelivery area that will be declared by the charterer.

(4)	For vessels that are employed on the voyage/spot market, the gross daily charter rate is considered as the Daily TCE Rate on the basis of the expected completion date.
(5)	Estimated completion date of the voyage.
(6)	The vessel is currently participating in an unaffiliated tanker pool specializing in the employment of Aframax tanker vessels.
(7)	The vessel is currently participating in an unaffiliated tanker pool specializing in the employment of Handysize tanker vessels.
Financial Results Overview:
	Three Months Ended		Nine Months Ended
(Expressed in U.S. dollars)	September 30, 2021 (unaudited)	September 30, 2020 (unaudited)	September 30, 2021 (unaudited)	September 30, 2020 (unaudited)
Vessel revenues, net	$43,276,286	$2,791,258	$72,038,922	$8,102,194
Operating income/ (loss)	$16,442,780	$(314,557)	$24,972,472	927,435
Net income/ (loss)	$15,457,076	$(580,153)	$23,059,644	$(984,621)
EBITDA (1)	$21,225,058	$127,452	$33,783,112	$2,051,092
Earnings/(Loss) per common share	$0.16	$(0.05)	$0.29	$(0.21)

(1)          EBITDA is not a recognized measure under U.S. GAAP. Please refer to Appendix B of this press release for the definition and reconciliation of this measure to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Fleet selected financial and operational data:
Set forth below are selected financial and operational data of our fleet for each of the three and nine months ended September 30, 2021, and 2020, respectively, that we believe are useful in analysing trends in our results of operations:
	Three Months Ended September 30,		Nine Months Ended September 30,
(Expressed in U.S. dollars except for operational data)	2021	2020	2021	2020
Ownership Days (1) (7)	2,235	330	4,340	876
Available Days (2)(7)	2,189	330	4,224	818
Operating Days (3) (7)	2,144	328	4,143	817
Daily TCE rate(4)	$16,913	$7,273	$15,351	$9,109
Fleet Utilization (5)	98%	99%	98%	100%
Daily vessel operating expenses (6)	$5,872	$5,349	$5,620	$4,988

(1)	Ownership Days are the total number of calendar days in a period during which we owned a vessel.
(2)	Available Days are the Ownership Days in a period less the aggregate number of days our vessels are off-hire due to scheduled repairs, dry-dockings or special or intermediate surveys.
(3)	Operating Days are the Available Days in a period after subtracting off-hire and idle days.
(4)
Daily TCE rate is not a recognized measure under U.S. GAAP. Please refer to Appendix B of this press release for the definition and reconciliation of this measure to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

(5)	Fleet Utilization is calculated by dividing the Operating Days during a period by the number of Available Days during that period.
(6)	Daily vessel operating expenses are calculated by dividing vessel operating expenses for the relevant period by the Ownership Days for such period.
(7)	Our definitions of days (i.e., Ownership Days, Available Days, Operating Days) may not be comparable to that reported by other companies.

APPENDIX A
CASTOR MARITIME INC.
Unaudited Condensed Consolidated Statements of Comprehensive Income/ (Loss)

(In U.S. dollars except for number of share data)	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
REVENUES
Vessel revenues, net	$43,276,286	$2,791,258	$72,038,922	$8,102,194
EXPENSES
Voyage expenses -including commissions to related party	(6,252,793)	(391,283)	(7,194,386)	(650,883)
Vessel operating expenses	(13,124,947)	(1,765,159)	(24,391,842)	(4,369,495)
General and administrative expenses (including related party fees)	(613,436)	(293,924)	(2,072,791)	(531,560)
Management fees -related parties	(2,065,500)	(207,000)	(4,590,000)	(480,000)
Depreciation and amortization	(4,776,830)	(448,449)	(8,817,431)	(1,142,821)
Operating income/ (loss)	$16,442,780	$(314,557)	$24,972,472	$927,435
Interest and finance costs, net (including related party interest costs) (1)	(876,644)	(259,156)	(1,717,406)	(1,892,892)
Other income, (expenses), net	5,448	(6,440)	(6,791)	(19,164)
US source income taxes	(114,508)	—	(188,631)	—
Net income/(loss)	$15,457,076	$(580,153)	$23,059,644	$(984,621)
Earnings/(loss) per common share (basic)	$0.16	$(0.05)	$0.29	$(0.21)
Weighted average number of common shares outstanding, basic	93,971,142	12,237,512	80,322,071	4,642,169

(1)	Includes interest and finance costs and interest income, if any.

CASTOR MARITIME INC.
Unaudited Condensed Consolidated Balance Sheets
(Expressed in U.S. Dollars—except for number of share data)

	September 30, 2021	December 31, 2020
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$36,286,219	$8,926,903
Restricted cash	2,391,319	—
Due from related party	—	1,559,132
Other current assets	12,203,113	3,078,119
Total current assets	50,880,651	13,564,154

NON-CURRENT ASSETS:
Vessels, net	361,672,814	58,045,628
Advances for vessel acquisition	3,772,150	—
Restricted cash	3,700,000	500,000
Due from related party	1,104,394	—
Other non-currents assets	5,543,991	2,261,573
Total non-current assets, net	375,793,349	60,807,201
Total assets	426,674,000	74,371,355

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net – including related party	11,385,769	7,102,037
Due to related parties	1,044,556	1,941
Other current liabilities	15,048,727	3,799,929
Total current liabilities	27,479,052	10,903,907
NON-CURRENT LIABILITIES:
Long-term debt, net	71,055,624	11,083,829
Total non-current liabilities	71,055,624	11,083,829
Total liabilities	98,534,676	21,987,736

SHAREHOLDERS’ EQUITY
Common shares, $0.001 par value; 1,950,000,000 shares authorized; 94,610,088 and 13,121,238 shares, issued and outstanding as at September 30, 2021 and December 31, 2020, respectively (1)	94,610	13,121
Series A Preferred Shares- 480,000 shares issued and outstanding as at September 30, 2021 and December 31, 2020	480	480
Series B Preferred Shares- 12,000 shares issued and outstanding as at September 30, 2021 and December 31, 2020	12	12
Additional paid-in capital	306,301,313	53,686,741
Retained Earnings/(Accumulated Deficit)	21,742,909	(1,316,735)
Total shareholders’ equity	328,139,324	52,383,619
Total liabilities and shareholders’ equity	$426,674,000	$74,371,355

CASTOR MARITIME INC.
Unaudited Consolidated Statements of Cash Flows
(Expressed in U.S. Dollars—except for number of share data)	Nine Months Ended September 30,
	2021	2020
Cash flows provided by/(used in) Operating Activities:
Net income/(loss)	$23,059,644	$(984,621)
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) Operating activities:
Vessels’ depreciation and amortization of deferred dry-docking costs	8,817,431	1,142,821
Amortization and write-off of deferred finance charges	259,264	570,955
Amortization of other deferred charges	—	112,508
Deferred revenue amortization	—	(430,994)
Amortization of fair value of acquired time charter	(1,024,486)	—
Interest settled in common stock	—	57,773
Amortization and write-off of convertible notes beneficial conversion feature	—	532,437
Changes in operating assets and liabilities:
Accounts receivable trade	(3,788,637)	(340,855)
Inventories	(3,447,491)	(86,568)
Due from/to related parties	1,497,353	(117,650)
Prepaid expenses and other assets	(2,463,591)	(764,454)
Dry-dock costs paid	(2,695,383)	(564,766)
Other deferred charges	(239,069)	26,494
Accounts payable	3,774,595	116,934
Accrued liabilities	786,065	314,957
Deferred revenue	3,985,585	103,753
Net cash provided by/ (used in) Operating Activities	28,521,280	(311,276)

Cash flows used in Investing Activities:
Vessel acquisitions and other vessel improvements	(308,764,151)	(8,311,347)
Advances for vessel acquisition	(3,757,694)	(1,275,000)
Net cash used in Investing Activities	(312,521,845)	(9,586,347)

Cash flows provided by Financing Activities:
Gross proceeds from issuance of common stock and warrants	265,307,807	39,053,325
Common stock issuance expenses	(12,381,108)	(3,467,735)
Proceeds from long-term debt	74,040,000	9,500,000
Repayment of related party debt	(5,000,000)	—
Repayment of long-term debt	(3,442,000)	(1,500,000)
Payment of deferred financing costs	(1,573,499)	(608,986)
Net cash provided by Financing Activities	316,951,200	42,976,604

Net increase in cash, cash equivalents, and restricted cash	32,950,635	33,078,981
Cash, cash equivalents and restricted cash at the beginning of the period	9,426,903	5,058,939
Cash, cash equivalents and restricted cash at the end of the period	$42,377,538	$38,137,920
All numbers of share and earnings per share amounts in these unaudited interim condensed financial statements have been retroactively adjusted to reflect the reverse stock split effected on May 28, 2021.

APPENDIX B
Non-GAAP Financial Information
Daily TCE Rate. The Daily Time Charter Equivalent Rate (“Daily TCE Rate”), is a measure of the average daily revenue performance of a vessel. The Daily TCE Rate is calculated by dividing total revenues (time charter and/or voyage charter revenues, and/or pool revenues, net of charterers’ commissions), less voyage expenses, by the number of Available Days during that period. Under a time charter, the charterer pays substantially all the vessel voyage related expenses. However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during dry docking or due to other unforeseen circumstances. The Daily TCE Rate is not a measure of financial performance under U.S. GAAP (non-GAAP measure) and should not be considered as an alternative to Time charter revenues, net, the most directly comparable GAAP measure, or any other measure of financial performance presented in accordance with U.S. GAAP. However, the Daily TCE Rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a company's performance and, management believes that the Daily TCE Rate provides meaningful information to our investors since it compares daily net earnings generated by our vessels irrespective of the mix of charter types (i.e., time charter trips, time charter periods and voyage charters) under which our vessels are employed between the periods while it further assists our management in making decisions regarding the deployment and use of our vessels and in evaluating our financial performance. Our calculation of the Daily TCE Rates may not be comparable to that reported by other companies. The following table reflects the calculation of our Daily TCE Rates for the periods presented (amounts in U.S. dollars, except for Available Days):
	Three Months Ended September 30,		Nine Months Ended September 30,
(In U.S. dollars, except for Available Days)	2021	2020	2021	2020
Vessel revenues, net	$43,276,286	$2,791,258	$72,038,922	$8,102,194
Voyage expenses -including commissions from related party	(6,252,793)	(391,283)	(7,194,386)	(650,883)
TCE revenues	$37,023,493	$2,399,975	$64,844,536	$7,451,311
Available Days	2,189	330	4,224	818
Daily TCE Rate	$16,913	$7,273	$15,351	$9,109

EBITDA. We define EBITDA as earnings before interest and finance costs (if any), net of interest income, taxes (when incurred), depreciation and amortization of deferred dry-docking costs. EBITDA is used as a supplemental financial measure by management and external users of financial statements to assess our operating performance. We believe that EBITDA assists our management by providing useful information that increases the comparability of our performance operating from period to period and against the operating performance of other companies in our industry that provide EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, depreciation and amortization and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including EBITDA as a measure of operating performance benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength. EBITDA is not a measure of financial performance under U.S. GAAP, does not represent and should not be considered as an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. EBITDA as presented below may not be comparable to similarly titled measures of other companies. The following table reconciles EBITDA to net (loss)/income, the most directly comparable U.S. GAAP financial measure, for the periods presented:
Reconciliation of Net Income/(Loss) to EBITDA
	Three Months Ended September 30,		Nine Months Ended September 30,
(In U.S. dollars)	2021	2020	2021	2020

Net Income/(Loss)	$15,457,076	$(580,153)	$23,059,644	$(984,621)
Depreciation and amortization	4,776,830	448,449	8,817,431	1,142,821
Interest and finance costs, net (including related party interest costs) (1)	876,644	259,156	1,717,406	1,892,892
US source income taxes	114,508	—	188,631	—
EBITDA	$21,225,058	$127,452	$33,783,112	$2,051,092
(1)	Includes interest and finance costs and interest income, if any.

Cautionary Statement Regarding Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. We are including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intend”, “estimate”, “forecast”, “project”, “plan”, “potential”, “will”, “may”, “should”, “expect”, “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these forward-looking statements, including these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward‐looking statements include general dry bulk and tanker shipping market conditions, including fluctuations in charterhire rates and vessel values, the strength of world economies, our future financial condition or results of operations and our future revenues and expenses, our continued ability to enter into time or voyage charters with existing and new customers, and to re-charter our vessels upon the expiry of the existing charters, the stability of Europe and the Euro, fluctuations in interest rates and foreign exchange rates, changes in demand in the dry bulk and tanker shipping industries, including the market for our vessels, changes in our operating expenses, including bunker prices, dry docking and insurance costs, our ability to fund future capital expenditures and investments in the acquisition and refurbishment of our vessels, our business strategy and other plans and objectives for future operations, our expectations regarding the availability of vessel acquisitions and our ability to complete acquisition transactions as planned, our ability to realize the expected benefits from our vessel acquisitions, potential liability from pending or future litigation and potential costs due to environmental damage and vessel collisions, potential exposure or loss from investment in derivative instruments (if any), changes in supply and demand in the dry bulk and tanker shipping industry, including the market for our vessels and the number of newbuildings under construction, changes in seaborne and other transportation, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, our business strategy and other plans and objectives for future operations, future sales of our securities in the public market, the impact of adverse weather and natural disasters, impacts of climate change and greenhouse gas restrictions, the length and severity of the COVID-19 outbreak, the impact of public health threats and outbreaks of other highly communicable diseases, the impact of the expected discontinuance of LIBOR after 2021 on interest rates of our debt that reference LIBOR, the availability of financing and refinancing and grow our business, vessel breakdowns and instances of off‐hire, potential exposure or loss from investment in derivative instruments, potential conflicts of interest involving our Chief Executive Officer, his family and other members of our senior management, and our ability to complete acquisition transactions as planned. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and we disclaim any intention or obligation to update any forward‐looking statements as a result of developments occurring after the date of this communication.

CONTACT DETAILS
For further information please contact:

Petros Panagiotidis
Chief Executive Officer & Chief Financial Officer
Castor Maritime Inc.
Email: ir@castormaritime.com

Media Contact:
Kevin Karlis
Capital Link
Email: castormaritime@capitallink.com